FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month April 2014 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On April 1, 2014, the registrant announced Completion and Kick-off of its Joint Venture with Panasonic Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 1, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT                                                                                                                              FOR IMMEDIATE RELEASE

TowerJazz Announces Completion and Kick-off of its Joint Venture with Panasonic Corporation

Joint Venture to include three Semiconductor Factories in Japan, Manufacturing of Panasonic and Additional Products

Will Enable Greater than $900 Million Revenue Annual Run Rate Commencing Q2 2014, and Japanese Operations Consolidation
which will Reduce Approximately $130 Million of Present Annualized Fixed Cost

MIGDAL HAEMEK, Israel, April 1, 2014 – TowerJazz, the global specialty foundry leader today announced the successful completion and kick-off of the joint venture (JV) with Panasonic Corporation (First Section of TSE and NSE ticker: 6752). Within the scope of the JV, Panasonic transferred its semiconductor manufacturing process and capacity tools of 8 inch and 12 inch wafers at its Hokuriku factories (Uozu, Tonami and Arai) to the JV, committing to acquire its products from the JV for a long-term period of at least five years of volume production. TowerJazz is holding 51% of the shares of the JV, and its revenues are increased by approximately $400 million per annum. Panasonic Corporation will be a 49% shareholder of the JV.

The JV will enable TowerJazz to offer its customers capacity of a state of the art 300mm technology fab including best of class 65nm CMOS image sensor dark current and quantum efficiency performance and additional 45nm digital technology, and added available capacity of approximately 800,000 wafers per year (8 inch equivalent)  in three manufacturing facilities in Japan. The JV will continue the production of Panasonic's semiconductor processes as Panasonic's subcontractor as well as seek to expand operations by leveraging TowerJazz's customers and businesses to capture out-of-group sales.

In addition, TowerJazz intends to cease the operations of its Nishiwaki (Japan) facility in the course of restructure and rationalization of its Japan manufacturing and business plans. This will enable the company to reduce its annual fixed costs by approximately $130 million per annum.  The company has retained the services of a Japanese outplacement company, with a history of 95% placement success, to facilitate continued employment to the remaining employees. Products of key customers, currently being manufactured at the Nishiwaki facility, will be transferred into the company's other worldwide factories.

Amir Elstein, TowerJazz Chairman, stated, "I am pleased that we completed this strategic and momentous business agreement with Panasonic. The consolidation of our Japanese operations, resulting in significant reduction in fixed costs with an actual increase in available capacity and an enhanced technology offering, will strongly impact the company’s future profitability and shareholder value."

Russell Ellwanger, TowerJazz CEO, commented, "This joint venture and partnership brings together two leaders – Panasonic, an acknowledged analog components and systems leader, and TowerJazz, a recognized analog foundry leader – to create a company that will serve and grow the analog foundry space as no existing single foundry company can. Over these months of negotiations and business and operational strategic planning and alignment, we have gained great respect for the technical capability and the great personal and corporate character of our Panasonic partner at all levels with which we've interacted. Already, enabled by this partnership, additional customers and products have been brought within the TowerJazz manufacturing umbrella whilst others anxiously await first engagements."

Ellwanger further stated: "We greatly appreciate the dedication and performance of our Nishiwaki employees. It is important to note that our intention to cease operations of this facility is business and shareholder value based only, and not a reflection of the quality and performance of the facility."

As consideration for its 51% equity holding in the JV, TowerJazz issued to Panasonic 870,454 ordinary shares in the value of approximately $7.5 million, which were calculated based on TowerJazz’s average share price during the 15 trading days period ended on March 27, 2014. As a result of holding its ordinary shares, Panasonic will become a minority stakeholder in TowerJazz, holding approximately 1.8% of TowerJazz ordinary shares.

TowerJazz was represented on the transaction by Yigal Arnon & Co. and DLA Piper law firms.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Inc., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company / Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com